UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release

December 9, 2010

Pampa Energía and Petrobrás partner to develop new wells in Neuquén

Buenos Aires, December 9, 2010.  Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP) (“Pampa” or the “Company”) announces that, through its subsidiary Petrolera Pampa S.A., on December 7, 2010, it has entered into an investment agreement with Petrobrás Argentina S.A. (“Petrobrás”) for the “El Mangrullo” field located in the province of Neuquén, under which Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose at wellhead, to commercialize and to process the hydrocarbons obtained from wells to be drilled in the field mentioned above (the “Wells”).

As a consideration for said acquisition, Pampa has committed to invest up to US$ 16,000,000 on the drilling of those Wells.

The parties estimate to obtain a total natural gas production of 400,000 m3/day from the Wells under the Gas Plus Program, which will be allocated to the supply of Central Térmica Loma de la Lata.

Moreover, the parties are negotiating a 400,000 m3/day Gas Plus contract, which is one of the yet-to-be-fulfilled conditions precedent to the investment agreement described above.

With this initiative, and those previously announced, the Company estimates that it has guaranteed the full gas supply of Central Térmica Loma de la Lata.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella - Investor Relations

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Autonomous City of Buenos Aires, Argentina

Phone: +5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 09, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.